Exhibit 99.1

Special Notice to Shareholders who hold our
Ordinary Shares in the United States

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Dear Shareholder:

We cordially invite you to attend the Annual and Special General Meeting of Ability Inc. (the “Meeting”) to be held at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, on Tuesday, February 9, 2021 at 11:00 a.m. (Israel time).

The purpose of the meeting is to consider and vote upon:

1.	Discussion of our financial statements for the year ended December 31, 2019 (this item will not be voted upon by our shareholders).
2.	Re-election of each of Mr. Anatoly Hurgin and Mr. Alexander Aurovsky to serve as members of our Board of Directors until our next annual general meeting and in accordance with our amended and restated memorandum and articles of association.
3.	Ratification of the appointment of the independent public accountants, Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, for the financial year ending in 2020
4.	Election of Mr. Amir Ariel to serve as an external director of our Company for a period of three years commencing February 9, 2021 and in accordance with our amended and restated memorandum and articles of association.
5.	Approval of the Terms of Service and Employment of Mr. Amir Ariel as an External Director of the Company.
6.	Approval of the appointment of the CEO of our Company, Mr. Anatoly Hurgin, as Chairman of the Board, pursuant to section 121(c) of the Israeli Companies Law (5759-1999), for a period of 3 years, commencing on the date of the Meeting.

Our Board of Directors recommends that you vote in favor of each of the above proposals, which are described in the attached proxy statement and the exhibit thereto.

A copy of an English translation of our immediate report describing the proposals to be considered at the Meeting and certain related information, as filed in Israel, is attached as Exhibit A to the attached proxy statement. That translated report provides detailed information regarding the proposals and the background with respect thereto.

Shareholders who hold our ordinary shares, par value USD $0.001 per share (referred to as “Ordinary Shares”) through brokers in the United States should note that Sections 2.1 and 2.4 to 2.7, of Exhibit A to the Proxy Statement are not applicable to them.

Shareholders of record at the close of business on January 12, 2021 are entitled to receive notice of, to attend, and to vote at the meeting, in person or by proxy. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting. If you attend the meeting in person, you may vote in person and your proxy will not be used. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely,

/s/ Anatoly Hurgin
Chairman of the Board of Directors

January 4, 2021

PROXY STATEMENT

ANNUAL AND SPECIAL GENERAL MEETING

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Ability Inc. (“we,” “us,” “our,” or the “Company”) to be voted at the Annual and Special General Meeting of Ability Inc. (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual and Special General Meeting. The Meeting will be held at our offices located at Yad Harutzim 14, Tel Aviv, Israel, 6770007, on Tuesday, February 9, 2021 at 11:00 a.m. (Israel time). This Proxy Statement, the attached Notice of Annual and Special General Meeting and the enclosed proxy card will be distributed to shareholders who do not hold shares through the Tel-Aviv Stock Exchange on or about January 15, 2021.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

Our company exists under the laws of the Cayman Islands. As our ordinary shares, par value $0.001, are listed on the Tel-Aviv Stock Exchange, under the Israeli Securities Law (5728-1968), our Company is subject to certain laws applicable to companies formed under the laws of the State of Israel. The solicitation of proxies pursuant to this Proxy Statement relates to securities of an issuer subject to Israeli securities laws and is being effected in accordance with applicable Cayman Islands corporate laws and Israeli securities laws and the regulations promulgated thereunder. The proxy solicitation rules under the Securities Exchange Act of 1934, as amended (referred to as the “Exchange Act”) are not applicable to the Company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Israeli law may be different from such requirements under U.S. securities laws. Shareholders should also be aware that requirements under Israeli law as they relate to Israeli companies or foreign companies whose shares are traded on the Tel-Aviv Stock Exchange may differ from requirements under U.S. corporate and securities laws as they apply to U.S. companies.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon:

1.	Discussion of our financial statements for the year ended December 31, 2019 (this item will not be voted upon by our shareholders).
2.	Re-election of each of Mr. Anatoly Hurgin and Mr. Alexander Aurovsky to serve as members of our Board of Directors until our next annual general meeting and in accordance with our amended and restated memorandum and articles of association.
3.	Ratification of the appointment of the independent public accountants, Ziv Haft, Certified Public Accountants (Isr.), a BDO Member Firm, for the financial year ending in 2020
4.	Election of Mr. Amir Ariel to serve as an external director of our company for a period of three years commencing February 9, 2021 and in accordance with our amended and restated memorandum and articles of association.
5.	Approval of the Terms of Service and Employment of Mr. Amir Ariel as an External Director of the Company
6.	Approval of the appointment of the CEO of our Company, Mr. Anatoly Hurgin, as Chairman of the Board pursuant to section 121(c) of the Israeli Companies Law (5759-1999), for a period of 3 years, commencing on the date of the Meeting.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the re-election of each of the director nominees named in Proposal 2, FOR Proposal 3, for the election of the nominee for external director in Proposal 4 and FOR Proposal 5 and Proposal 6.

Who Can Vote

You are entitled to receive notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on January 10, 2021. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to attend and vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting.

How You Can Vote

●	Voting in Person. If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company Inc., or in our register of members (shareholders), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

●	Voting by Proxy. You may submit your proxy by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to Evyatar Cohen, our Chief Financial Officer, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

As of December 31, 2020, we had 7,972,394 Ordinary Shares issued and outstanding (which excludes treasury shares). Each Ordinary Share outstanding as of the close of business on the record date—January 10, 2021— is entitled to one vote upon each of the proposals to be presented at the Meeting. The presence, in person or by proxy, of two or more shareholders will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. In the event that, at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on the vote for the re-election of directors, the vote for the consolidation and increase of the Company’s ordinary shares, or the vote for the ratification of the auditors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposal

Each ordinary share entitles the holder to one vote. An ordinary resolution, which is the affirmative vote of the holders of a simple majority of the ordinary shares, as being entitled to vote and represented at the Meeting, voting in person or by proxy, is required to re-elect each of the director nominees named in Proposal 2, for Proposal 3, to elect the external director named in Proposal 4 and for Proposal 5 and Proposal 6.

The election of the external director named in Proposal 4 and the approval of Proposal 6 furthermore require that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the Ordinary Shares voted at the Meeting (excluding abstentions) that are held by shareholders who are not controlling shareholders and do not have a conflict of interest (referred to under the Israeli Companies Law, 5759-1999 (the “Companies Law”) as a “personal interest”) in the approval of the proposal (and in the case of Proposal 4, excluding a personal interest that does not relate to connections with a controlling shareholder); or

●	the total number of Ordinary Shares held by non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposal 4, a “controlling shareholder” is any shareholder that has the ability to direct our Company’s activities (other than by means of being a director or other office holder of our Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of our Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of Ordinary Shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Shareholders that have a conflict of interest are qualified to participate in the vote on Proposal 4 and Proposal 6; however, the vote of such shareholders will not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of Proposal 4 or Proposal 6, and failure to do so disqualifies the shareholder from participating in the vote on this proposal. In order to confirm that you lack a conflict of interest in the approval of Proposal 4 or Proposal 6, and in order to therefore be counted towards the special majority required for the approval of those proposals, you must check the box for Item 4A and Item 6A on the accompanying proxy card when you record your vote on Proposal 4 and Proposal 6, respectively.

If you believe that you, or a related party of yours, has such a conflict of interest and you wish to participate in the vote for or against the approval of Proposal 4 or Proposal 6 (as applicable), you should not check the box under Proposal 4A or Proposal 6A on the enclosed proxy card and you should not vote on the applicable proposal via the proxy card. Instead, you should contact our Chief Financial Officer, Evyatar Cohen at evyatar@profinance.co.il, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on the applicable proposal. In that case, your vote will be counted towards the ordinary majority required for the approval of the applicable proposal, but will not be counted towards the special majority required for approval of that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our Chief Financial Officer on your behalf.

Only ordinary shares that are voted are taken into account in determining the proportion of votes cast for each resolution.

Background Information Concerning the Proposals

A copy of an English translation of the Company’s immediate report filed in Israel, which provides important background information concerning the proposals to be considered at the Meeting, is attached hereto as Exhibit A. That document also provides other relevant information concerning the Meeting and the required vote for approval of the proposals at the Meeting. Shareholders who hold our Ordinary Shares through members of the New York Stock Exchange and the Toronto Stock Exchange should note that Sections 2.1 and 2.4 to 2.7 of Exhibit A to this proxy statement are not applicable to them.

Security Ownership of Certain Beneficial Owners and Management

For information concerning the beneficial ownership of our outstanding Ordinary Shares as of June 15, 2020 by each person or entity known by us to beneficially own 5% or more of our outstanding Ordinary Shares and by each of our directors and executive officers individually, please see the information contained in Item 7.A of our Annual Report on Form 20-F for the year ended December 31, 2019, which we filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2020.

ADDITIONAL INFORMATION

 Our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on June 15, 2020, is available for viewing and downloading on the SEC’s website at www.sec.gov.

 We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to the SEC. Our filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors, Anatoly Hurgin Chairman of the Board

Tel Aviv, Israel

January 4, 2021

EXHIBIT A

January 3, 2021

Ability Inc.

(“The Company”)

To:	To:
The Securities Authority	The Tel Aviv Stock Exchange Ltd
Via Magna	Via Magna

Re: Immediate Report for Convening of an Annual and Special General Meeting of the Company

Pursuant to the Companies Law-1999 (the “Companies Law”), the Securities Law-1968 (the “Securities Law”), the Companies Regulations (Announcement and Notice of a General Meeting and of a Type Meeting in a Public Company and Addition of an Item to the Agenda)-2000 (the “Notice of Meeting Regulations”), the Companies Regulations (Written Vote and Position Notices)-2005 (the “Written Voting Regulations|) and the Securities Regulations (Periodic and Immediate Reports)–1970 (the “Reports Regulations”), notice is hereby issued (the “Notice of Meeting Report”) for convening of an annual and special general meeting of the shareholders of the Company (the “Meeting”), that shall convene on February 9, 2021 at 11:00 am at the Company’s offices, 14 Yad Harutzim St., Tel Aviv (7th floor) (the “Company’s Offices”), on the agenda of which are the subjects and resolutions as set forth below.

Part A – Annual and Special General Meeting

Items on the Meeting's agenda and summary of the proposed resolutions

1.	Discussion of the audited Financial Statements for the year ending 31 December 2019

The Company's said Financial Statements may be viewed at the published periodic report for 2019 (Reference No. 2020-01-062304). No resolution is required regarding this item.

2.	Re-appointment of the directors currently serving as directors of the Company (who are not external directors) until the end of the next Annual General Meeting of the Company

Approval of the re-appointment of the directors listed below, currently serving on the Company's board of directors (who are not external directors) for an additional term of office as a director of the Company until the end of the next Annual General Meeting of the Company, unless the term has terminated earlier pursuant to the Companies Law or the Company's Articles of Association:

2.1	Mr. Anatoly Hurgin (Chairman of the board of directors)

Proposed resolution: To approve the re-appointment of Mr. Anatoly Hurgin as a director of the Company for an additional term of office as a director.

The following are details in accordance with Regulations 26 and 36B (a)(10) of the Reports Regulations, regarding Mr. Anatoly Hurgin:

Name of the director:	Anatoly Hurgin
I.D. Number.:	309608641

Date of birth:	May 9, 1958

Address:	10 Haharuv st., Caesarea

Nationality:	Israeli

Membership in board of directors’ committee(s):	Remuneration committee, audit committee, committee for exanimating financial statements.

External director/independent director:	-

Positions at the Company, its subsidiary, its affiliate or of a party of interest therein:	CEO of the Company, Chairman of the Company’s board of directors, director of Ability Security Systems Ltd. and Ability Computer & Software Industries Ltd.

The date of commencement of tenure as a director at the Company:	December 23, 2015.

Education:	Master’s degree in radio electronics from the High Military College of Radio-electronics of Air Defense Troops in Vilnius, Lithuania.

Occupation in the last 5 years and additional companies wherein served as a director:	Serves as CEO of the Company and Chairman of the Company’s board of directors since the closing of the Company’s merger agreement in 2015 until today.

Family member of an interested party of the Company:	No.

Accounting and financial expertise as perceived by the Company for the purpose of meeting the minimal number established by the board of directors in accordance with section 92(a)(12) of the Companies Law:	No.

2.2	Mr. Alexander Aurovsky

Proposed resolution: To approve the re-appointment of Mr. Alexander Aurovsky as a director of the Company for an additional term of office as a director.

The following are details in accordance with Regulations 26 and 36B (a)(10) of the Reports Regulations, regarding Mr. Alexander Aurovsky:

Name of the director:	Alexander Aurovsky
I.D. Number.:	306345687

Date of birth:	May 29, 1952

Address:	17 Ochmaniot st. Ramat Gan

Nationality:	Israeli

Membership in board of directors’ committee(s):	Remuneration committee, audit committee, committee for exanimating financial statements.

External director/independent director:	-

Positions at the Company, its subsidiary, its affiliate or of a party of interest therein:	CTO of the Company, director of Ability Security Systems Ltd. and Ability Computer & Software Industries Ltd.

The date of commencement of tenure as a director at the Company:	December 23, 2015.

Education:	Master’s degree in radio electronics from the Bonch-Bruevich Saint Petersburg State University of Telecommunications in Russia.

Occupation in the last 5 years and additional companies wherein served as a director:	Serves as CTO of the Company, CTO and director of Ability Computer & Software Industries Ltd and director of Ability Security Systems Ltd.

Family member of an interested party of the Company:	No.

Accounting and financial expertise as perceived by the Company for the purpose of meeting the minimal number established by the board of directors in accordance with section 92(a)(12) of the Companies Law:	No.

Both directors listed above signed a director’s declaration in accordance with Section 224b of the Companies Law attached as Exhibit A to this Notice of Meeting Report.

3.	Re-appointment of the accounting firm of BDO Ziv Haft C.P.A.s as the auditors of the Company until the end of the next Annual General Meeting

It is proposed to re-appointment accounting firm BDO Ziv Haft C.P.A.s (the “auditor”) as the Company’s auditors until the end of the next Annual General Meeting and to authorize the Company's board of directors to determine the auditor’s remuneration for its audit services and for additional services in accordance with the nature and scope of mentioned services rendered by the auditor to the Company.

For details regarding the Auditor’s fees for audit services and audit-related services for the years 2018 and 2019, see the chapter "Item 16C. Principal Accountant fees and services", on page 92 of the Company’s 2019 Periodic report (Ref: 2020-01-062304).

Proposed resolution:

To approve the re-appointment of BDO Ziv Haft C.P.A.s as the Company’s auditors until the end of the next Annual General Meeting and to authorize the Company's board of directors to determine the auditor’s remuneration for its audit services and for additional services in accordance with the nature and scope of mentioned services rendered by the auditor to the Company.

4.	Approval of the Appointment of Mr. Amir Ariel as an External Director of the Company

Following his signing of the declaration mandated by Sections 224B and 241 of the Companies Law, it is proposed to appoint Mr. Amir Ariel as an external director of the Company for an initial term of 3 years, commencing February 9, 2021. The aforementioned declaration is attached as Exhibit B to the Notice of Meeting report.

Mr. Amir Ariel was classified by the Company’s board of directors on December 24, 2020 as having accounting and financial expertise in accordance with the provisions of the Companies Regulations (Conditions and Criteria for Directors having Accounting and Financial Expertise and for Directors having Professional Qualifications) 5766-2005 (the “Conditions Regulations”). Additionally, the Company’s board of directors approved at the Board Meeting that, subject to approval of his appointment by the meeting, Mr. Amir Ariel would be appointed to serve as a member of the remuneration committee, the audit committee, and the committee for exanimating financial statements of the Company.

The following are details in accordance with Regulations 26 and 36B (a)(10) of the Reports Regulations, regarding Mr. Amir Ariel:

Name of the director:	Amir Ariel
I.D. Number.:	024162059

Date of birth:	November 16, 1968

Address:	10 Yohanan Bader St., Ramat Gan

Nationality:	Israeli

Membership in board of directors’ committee(s):	Remuneration committee, audit committee, committee for exanimating financial statements.

External director/independent director:	External director.

Positions at the Company, its subsidiary, its affiliate or of a party of interest therein:	-

The date of commencement of tenure as a director at the Company:	February 9, 2021 (subject to approval of the meeting convened pursuant to the Notice of Meeting Report).

Education:

Bachelor’s degree in law with honors from Bar Ilan University, master's degree in business administration, including a master's thesis from the University of Derby England.

Certified as a lawyer, notary and mediator.

Occupation in the last 5 years and additional companies wherein served as a director:	●	2015 to 2020 – VP of Business Development and Properties at the public company Edri-El Israel Properties Ltd.; Former CEO of the group's private companies.

	●	2017-2018 – Business Development and Marketing Consultant at Solar Age Ltd. (Alpha Brown).

	●	1995 onwards – Independent attorney in the field of real estate, finance, capital markets and commercial law.

	●	Senior official in public companies operating in Israel and abroad for over 20 years.

Serves as a director of the following companies:

	●	Independent director and member of the board of directors of Dekma Capital Ltd. – since 2017.

	●	External director and member of the board committees of Rani Zim Shopping Centers Ltd. – since 2019.

	●	External director and member of the board of directors of Ramot in the city Ltd. – since 2019.

	●	External director and chairman of the audit committee at BSD CROWN LTD – since 2020.

	●	Director of a private company RNA Ariel Investments Ltd. – since 2011.

Family member of an interested party of the Company:	No.

Accounting and financial expertise as perceived by the Company for the purpose of meeting the minimal number established by the board of directors in accordance with section 92(a)(12) of the Companies Law:	Accounting and financial expertise.

Proposed Resolution: to appoint Mr. Amir Ariel as an external director of the Company for an initial period of 3 years, commencing on February 9, 2021.

5.	Approval of the Terms of Service and Employment of Mr. Amir Ariel as an External Director of the Company

Pursuant to the approval of the Company’s board of directors on December 24, 2020, it is proposed to approve that, subject to the appointment of Mr. Amir Ariel as an external director of the Company on the date as stated above, Mr. Amir Ariel shall be entitled to annual compensation and compensation for participation at a rate of the maximum amount for an expert outside director pursuant to the Companies Regulations (rules concerning compensation and expenses for outside director – 2000 ("the Compensation Regulations"), as shall be from time to time, and according to the rank at which the Company shall be classified pursuant to its shareholders equity as shall be from time to time, which, as of the date of the Notice of Meeting Report, is ranked Level A.

Furthermore, Mr. Amir Ariel shall be entitled to reimbursement of expenses pursuant to that determined in Regulation 6 of the Compensation Regulations.

Proposed Resolution: To approve payment of participation compensation and annual compensation to Mr. Amir Ariel, at the maximum amount for an expert outside director as defined in the Compensation Regulations, as shall be from time to time, and according to the ranking which the Company shall be classified pursuant to its shareholders equity, as shall be from time to time. As well as reimbursement of expenses pursuant to Regulation 6 of the Compensation Regulations.

6.	Approval of the Appointment of the Company's CEO, Mr. Anatoly Hurgin, as Chairman of the Company's board of directors

Proposed Resolution: to approve the appointment of Mr. Anatoly Hurgin as Chairman of the Company's board of directors, pursuant to section 121(c) of the Companies Law, for a period of 3 years, commencing on the date of the Meeting.

Part B – Additional Details Concerning the General Meeting

1.	The Majority Required for Approval of Resolutions

1.1	The majority required at the meeting for approval of the resolutions stated in Items 2.1, 2.2, 3 and 5 on the Meeting’s agenda above, is an ordinary majority of the total votes of the shareholders entitled to vote in the Meeting and who have voted therein. On the date of the Notice of Meeting Report, the Company has no controlling shareholder as the defined in the Companies Law.

1.2	As stated above, Item 1 on the Meetings’ agenda does not require voting.

1.3	The required majority in the meeting for approval of the resolution in Item 4 on the Meeting’s agenda is one of the following:

1.3.1	A majority of the total of the votes of the shareholders who are entitled to vote in the meeting and who have voted therein who do not have a personal interest in approval of the resolution. In the count of votes of such shareholders, abstentions shall not be included. A shareholder who has a personal interest in approval of the resolution as stated, shall notify the Company prior to the vote or, if the vote is by means of voting deeds – on the voting card – concerning his personal interest. If he has not notified as stated, he shall not vote, and his vote shall not be counted;

1.3.2	The total number of opposing votes from among the shareholders who do not have a personal interest as stated in Clause 1.3.1 above has not exceeded 2 percent (2%) of the entirety of the voting rights in the Company.

1.4	The majority required at the meeting for approval of the resolution stated in Item 6 on the Meeting’s agenda above, is a majority of the total votes of the shareholders entitled to vote in the Meeting and who have voted therein, provided that one of the following also takes place:

1.4.1	The majority of the votes at the general meeting shall include at least a majority of the votes of the shareholders who do not control the company as well as those who do not have a personal interest in approving the resolution participating in the vote;

1.4.2	The total number of dissenting votes among the shareholders referred to in sub-paragraph 1.4.1 above shall not exceed a percentage of two percent (2%) of the total voting rights in the Company.

2.	Procedures of the Meeting and the Voting

2.1	Manner of Voting

A shareholder who is registered as a shareholder in the registry of shareholders of the Company (the “Registered Shareholder”), may vote in the meeting himself (participation in the meeting), by means of a legal representative, or by means of a voting cards defined in Article 87 of the Companies Law and whose text is attached to this report (the “Voting Deed”). A shareholder, pursuant to Article 177(1) of the Companies Law (meaning – whomever has a share registered in his favor with a stock exchange member and such share is included amongst the shares registered in the registry of shareholders in the name of a nominee Company (the “non-registered shareholder”), may vote using the methods specified above, and by means of an electronic voting card which shall be delivered to the Company through the electronic voting system operating pursuant to Mark B of Section G2 of the Securities Law (the “Electronic Voting”, “Electronic Voting System” and “Electronic Voting Deed”, respectively).

2.2	Convening of the Meeting, Postponed Meeting, Record Date

The meeting will convene on February 9, 2021, at the hour of 11:00 am at the Company’s Offices.

It shall be possible to commence discussion in the meeting solely and exclusively if a Legal Quorum is present at the opening of the meeting. The presence, themselves (including by means of a Voting cardor an Electronic Voting Deed, or by delegate, of at least two shareholders who hold or represent together at least one fourth (1/4) of the voting rights in the Company, within 1/2 of an hour from the date determined for commencement of the meeting shall constitute a Legal Quorum (the “Legal Quorum”). If a Legal Quorum is not present at the end of 1/2 of an hour from the date determined for commencement of the meeting or, during the course thereof the number of participants in the meeting was reduced beyond the presence required for a Legal Quorum, the meeting shall be postponed for 1 week, to the same day, the same time and the same place meaning, February 16, 2021, at the hour of 11:00 am at the Company’s Offices (the “Postponed Meeting”). If, at the Postponed Meeting, there will not be a Legal Quorum within 1/2 of an hour from the date determined therefore, the Postponed Meeting will be held with any number of participants.

The date that determines the eligibility of a shareholder in the Company to vote in the Meeting as stated in Section 182(b) of the Companies Law and Regulation 3 of the Voting Regulations, is January 12, 2021 (the “Record Date”).

2.3	Legal Representative for Voting

A shareholder is entitled to appoint a legal representative to vote in his stead, who is not required to be a shareholder in the Company. The appointment of a representative or a legal representative to participate and to vote in the meeting on behalf of the shareholder shall be in writing, signed by the shareholder or his legal representative appointed in writing, or, in the event where the appointer is a corporation, the power of attorney will be signed in the same manner in which such corporation signs upon documents requiring same. If the appointer is a corporation, it shall attach to the power of attorney a confirmation of an attorney whereby the power of attorney was signed pursuant to the articles of incorporation of such corporation. However, the chairman of the meeting may decide, at his exclusive discretion, that a deed of appointment which was submitted was submitted lawfully. Voting pursuant to the terms of a power of attorney shall be lawful even if prior thereto the appointer died or was declared bankrupt or incompetent or cancelled the deed of appointment or transferred the share with respect to which he issued same, as a corporation, a liquidator or receiver was appointed for its assets, unless notice in writing was received (confirmed to the satisfaction of the board of directors of the Company), concerning the aforementioned change at the offices of the Company prior to the date of the meeting, meaning until February 9, 2021 at the hour of 11:00 am. The deed of appointment of a legal representative and a power of attorney or other certificate (if any) will be deposited at the offices of the Company up to 48 (forty-eight) hours prior to the date of the meeting, meaning until February 7, 2021 at the hour of 11:00 am, unless other instructions were determined by the board of directors of the Company. Such deposit, which relates to the date determined in the meeting, shall be valid also for a postponed meeting.

2.4	Voting in Writing; Position Statement

A shareholder is entitled to vote at a meeting for approval of resolutions on the agenda also by means of a Voting Deed. Voting in writing shall be made by means of the second part of the Voting Deed, which is attached to this report.

It is possible to review the Voting card and the position statement as defined in Article A(8) of the Companies law, to such extent as shall be issued, at the distribution website of the Securities Authority at the address: www.magna.isa.gov.il (the “Distribution Website”) and at the internet website of the Tel Aviv Stock Exchange Ltd., at the address www.maya.tase.co.il (the “Stock Exchange Website"). Every shareholder may contact the Company directly and receive from it a format of the Voting card and the position statements (if issued).

A stock exchange member shall send, without consideration, by email, a link to the text of the Voting card and the position statements (if issued), at the distribution website, to all of the shareholders of the Company who are not registered in the registry of shareholders of the Company and whose shares are registered with such stock exchange member, unless such shareholder shall have notified that he does not wish this or that he wishes to receive voting deeds by post in consideration for payment of the postal fees, and provided that such notice was issued with regard to a certain securities account and on the date prior to the record date.

The voting card and the documents which must be attached to it as specified in the voting deed, must be delivered to the offices of the Company (including by means of registered post) together with confirmation of ownership (and with respect to a registered shareholder – together with a copy of an identity certificate, passport or incorporation certificate, as the case may be) until 4 hours prior to the date of convening of the meeting, meaning until February 9, 2021, at the hour of 7:00 am.

For this matter, "delivered date" is the time at which the voting card and the documents attached thereto, reached the offices of the Company.

Furthermore, a shareholder who is not registered shall be entitled to produce confirmation of ownership by means of the electronic voting system, as stated in this clause below.

The last time for submission of position statements to the Company by shareholders of the Company is up to 10 days prior to the date of the meeting, meaning up to January 30, 2021 at the hour of 11:00 am. A Voting card to which confirmation of ownership was not attached (or in the alternative confirmation of ownership was not attached by means of the electronic voting system) or with respect to a registered shareholder, he did not attach a photocopy of an identity certificate, passport or incorporation certificate, as the case may be, shall be invalid.

2.5	Electronic Voting Deed

As stated above, a shareholder who is not registered may vote also by means of the electronic voting system. Voting by means of an Electronic Voting card will be possible up to 6 hours prior to the date of convening of the meeting, meaning up to February 9, 2021, at the hour of 5:00 am.

2.6	Confirmation of Ownership

A shareholder who is not registered shall be entitled to participate in the meeting only if he has delivered to the Company, prior to the meeting, original confirmation from the stock exchange member with whom his right to a share is registered, concerning his ownership in the shares of the Company on the record date, pursuant to the form which is in the Schedule of the Companies Regulations (proof of ownership of share for purposes of voting in general meeting – 2000 (the “Confirmation of Ownership”) or, in the alternative, if he shall send to the Company a Confirmation of Ownership by means of the electronic voting system. A shareholder who is not registered, is entitled to receive a Confirmation of Ownership from the stock exchange member by means of whom he holds his shares, at the branch of the stock exchange member or by post to his address in consideration for payment of postal fees only, if he has requested this, and provided that such request shall be made in advance to a certain securities account. Additionally, a shareholder who is not registered may direct that the Confirmation of Ownership will be delivered to the Company by means of the electronic voting system.

2.7	Changes to the Agenda, the Final Date for Submission of Applications to include an Item on the Agenda by Shareholders

After publication of this Notice of Meeting Report, it is possible that there shall be changes to the agenda, including the addition of items to the agenda, and position statements. It shall be possible to review the updated agenda and the position statements in the reports of the Company which shall be published in the distribution website. A request of a shareholder pursuant to Article 66(b) of the Companies Law to include an item on the agenda of the meeting will be delivered to the Company up to 7 days after publication of this Notice of Meeting Report, meaning, up to January 10, 2021. If such request was submitted, it is possible that the item will be added to the agenda and its details will appear in the distribution website. In such instance, the Company shall publish an amended Voting card together with an amended Convening Report and this not later than 7 days after the final date for submission of applications of shareholders for inclusion of items on the agenda, meaning up to January 17, 2021.

2.8	Details of Company's Representative in charge for Handling of the Immediate Report

The Company's representative in charge for the matter of the handling of this report are attorneys Zvi Gabbay and Andrey Yanai of the office of Barnea, Jaffa, Lande and Co of 58 Harakevet Street, Tel Aviv, Telephone 03-6400600, Fax: 03-6400650.

3.	Inspection of Documents

Every shareholder of the Company may review this report and the documents referenced therein, and the format of the resolutions in the items on the agenda, at the offices of the Company on Sundays to Thursdays, at the customary hours of work up to the date of convening of the meeting, after coordination in advance at Telephone 03-6879777 or Fax 03-5376483, and at the distribution website.

Respectfully,

Ability Inc.

Signed on the Date of the Notice of Meeting
Report By: Anatoly Hurgin, CEO of the Company